BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

February 8, 2023

BNY Mellon Investment Funds II, Inc.
-BNY Mellon Global Emerging Markets Fund
240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective March 1, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Global Emerging Markets Fund (the "Fund"), a series of BNY Mellon Investment Funds II, Inc. (the "Company"), as follows:

Until March 1, 2024, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of the fund's classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.00%. On or after March 1, 2024, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 1, 2024 in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto
                                                          James Bitetto

         Secretary

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS II, INC.

On Behalf of BNY Mellon Global Emerging Markets Fund

By: /s/ James Windels

James Windels

Treasurer